Exhibit 99.1

AMTD Digital Earmarks 60% of the Share Repurchase Program’s Total Approved Amount in October and November, 2023

October 25, 2023

PARIS & NEW YORK—(BUSINESS WIRE)— AMTD Digital Inc. (“AMTD Digital” or “Company”) (NYSE: HKD), announced yesterday that the Company’s board of directors has authorized an extension of the existing share repurchase authority under the share repurchase program (the “Program”) previously announced on August 22, 2023 and updated on September 22, 2023, to cover a longer period until the end of the last business day of the first quarter in 2024, U.S. Eastern Time.

Out of the Program, the board of directors further approved to set forth and earmark 60% of the Program’s total approved amount for the months of October and November, 2023.

About AMTD Digital Inc.

AMTD Digital Inc. (NYSE: HKD) is a comprehensive digital solutions platform headquartered in France. Its one-stop digital solutions platform operates four main business lines including digital solutions services, digital media, content and marketing services, digital investments as well as hospitality and VIP services. It is the fusion reactor at the core of the AMTD SpiderNet ecosystem and empowers and integrates the various digital businesses within its ecosystem. For AMTD Digital’s announcements, please visit https://ir.amtdigital.net/investor-news.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the beliefs, plans, and expectations of AMTD Digital Inc., are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the filings of AMTD Digital Inc. with the SEC. All information provided in this press release is as of the date of this press release, and AMTD Digital Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

IR Office

AMTD Digital Inc.

ir@amtdigital.com

Source: AMTD Digital Inc.